UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ACE AVIATION HOLDINGS INC
(Name of Issuer)

          Common Stock – Class A Variable Voting Shares
(Title of Class of Securities)

             00440P201
(CUSIP Number)

John Maynard
West Face Capital Inc.
2 Bloor Street East, Suite 810
Toronto, Ontario M4W 1A8
647-724-8911
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           October 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

WEST FACE CAPITAL INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
		7.	SOLE VOTING POWER

None
		8.	SHARED VOTING POWER
NUMBER OF
	SHARES		2,782,000
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSONS		None
	WITH	10.	SHARED DISPOSITIVE POWER

2,782,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,782,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.05% based on 25,171,000 shares outstanding as of September 30, 2008.
14.	TYPE OF REPORTING PERSON:

CO, IA

Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

GREGORY A. BOLAND
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
		7.	SOLE VOTING POWER

None
		8.	SHARED VOTING POWER
NUMBER OF
	SHARES		2,782,000
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSONS		None
	WITH	10.	SHARED DISPOSITIVE POWER

2,782,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,782,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.05% based on 25,171,000 shares outstanding as of September 30, 2008.
14.	TYPE OF REPORTING PERSON:

IN, HC

Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

PALOMA INTERNATIONAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
		7.	SOLE VOTING POWER

None
		8.	SHARED VOTING POWER
NUMBER OF
	SHARES		870,500
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSONS		None
	WITH	10.	SHARED DISPOSITIVE POWER

870,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

870,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.46% based on 25,171,000 shares outstanding as of September 30, 2008.
14	TYPE OF REPORTING PERSON:

PN

Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

S. DONALD SUSSMAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
		7.	SOLE VOTING POWER

None
		8.	SHARED VOTING POWER
NUMBER OF
	SHARES		870,500
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSONS		None
	WITH	10.	SHARED DISPOSITIVE POWER

870,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

870,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.46% based on 25,171,000 shares outstanding as of September 30, 2008.
14.	TYPE OF REPORTING PERSON:

IN, HC

Page 6 of 13 Pages

This Statement on Schedule 13D relates to shares of Common Stock – Class A Variable Voting Shares (the “Shares”), of Ace Aviation Holdings Inc., a Canadian corporation (the “Company”):

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates to is the Shares.  The address of the principal executive office of the Company is 5100 De Maisonneuve Boulevard West, Montreal A8 H4A 3T2.

Item 2.	Identity and Background

(a), (b) and (c) This statement is being filed by West Face Capital Inc. (“West Face”), and Gregory A. Boland (“Mr. Boland”), Paloma International, L.P. (“Paloma”), and S. Donald Sussman (“Mr. Sussman”) (collectively, the “Reporting Persons”). The address of the principal business and principal office of West Face and Mr. Boland is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8.  The principle business address of Paloma is Two American Lane, Greenwich, Connecticut 06836.  The principal business address of Mr. Sussman is 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, United States Virgin Islands 00802.

This Statement relates to the Shares (as defined herein) held for the accounts of each of West Face Long Term Opportunities Master Fund L.P., a Cayman Islands Limited Partnership (“WFMF”), West Face Long Term Opportunities (USA) Limited Partnership., a Delaware Limited Partnership (“WFLP”), and separately managed accounts, including Paloma, a Delaware Limited Partnership.  Paloma holds Shares that it beneficially owns through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.  Trust Asset Management L.L.P. (“TAM”), a U.S. Virgin Islands Limited Liability Partnership, is the general partner of Paloma with investment authority.  The principal business of TAM is to engage in the investment and investment advisory business.  Mr. Sussman is the indirect controlling person of TAM and, thus, Paloma.  Paloma is engaged in trading in securities and other aspects of the securities business.  West Face serves as investment manager to each of WFMF and WFLP.  West Face (Cayman) Inc. serves as the General Partner of WFMF.  West Face Capital LLC serves as the General Partner of WFLP.  Mr. Boland serves as a director of both West Face (Cayman) Inc., West Face Capital LLC.  Mr. Boland is also President and Chief Executive Officer of West Face.    In such capacity, Mr. Boland may be deemed to have voting and dispositive power over the Shares held for each of WFMF, WFLP and Paloma.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Boland is a citizen of Canada.  Mr. Sussman is a citizen of the United States of America.

Page 7 of 13 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Since August 11, 2008 (60 days prior to the date of the event requiring the filing of this statement), all Shares acquired by the Reporting Persons were acquired for the account of WFMF and WFLP, except as disclosed in Amendment Nos. 1 and 2 to this Schedule 13D.  The aggregate purchase price paid by the Reporting Persons for such Shares was approximately $7,963,095 CAD.  WFMF, WFLP and Paloma each had prior acquisitions with respect to the Issuer that were not reportable pursuant to Regulation D-G. The aggregate purchase price of such prior acquisitions is approximately $30,802,600.10 CAD.  The source of funds for these acquisitions was the working capital of WFMF, WFLP and Paloma.

The securities held for WFMF, WFLP and Paloma may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. The positions which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.  Although the acquisition of the Shares is for investment purposes, the Reporting Persons may pursue, either alone or with others, discussions with management or directors of the issuer regarding alternatives to protect, grow and ultimately realize long-term value for shareholders.  Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such other alternatives as the Reporting Persons deem appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

According to information filed by the Company with the Commission, as of September 30, 2008 the number of Shares outstanding was 25,171,000 based on the Company’s Report on Form 6-K, filed on November 12, 2008.

(a)  Each of West Face Capital and Mr. Boland may be deemed to be the beneficial owner of 2,782,000 Shares (approximately 11.05% of the total number of Shares outstanding).  This amount consists of: (A) 1,282,500 Shares held for the account of WFMF; (B) 629,000 Shares held for the

Page 8 of 13 Pages

account of WFLP; and (C) 870,500 Shares held for the account of Paloma.

(a)(i)  Each of Paloma and Mr. Sussman may be deemed to be the beneficial owner of 870,500 Shares (approximately 3.46% of the total number of Shares outstanding).  This amount consists of 870,500 Shares held for the account of Sunrise Partners Limited Partnership.

(b)(i) West Face may be deemed to have shared power to direct the voting and disposition of the 2,782,000 Shares that they may be deemed to beneficially own as set forth above.

(b)(ii)  Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 2,782,000 Shares that West Face may be deemed to beneficially own as set forth above.

(b)(iii)  Each of Paloma and Mr. Sussman may be deemed to have shared power to direct the voting of 870,500 Shares that Paloma and Mr. Sussman may be deemed to beneficially own as set forth above.

(c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since August 11, 2008 (60 days prior to the date of the event requiring the filing of this statement), by any of the Reporting Persons, other than those transactions reported on Amendment Nos. 1 and 2 to this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated  under the Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.	Material to be filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Page 9 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2008	WEST FACE CAPITAL INC.

By: /s/ John Maynard
Name: John Maynard
Title: Chief Financial Officer

Date: November 28, 2008	GREGORY A. BOLAND
By: /s/ Gregory A. Boland

Date: November 28, 2008	PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., its General Partner

By: /s/ Douglas W. Ambrose
Name: Douglas W. Ambrose
Title: Vice President

Date: November 28, 2008	S. DONALD SUSSMAN
By: /s/ Douglas W. Ambrose
Name: Douglas W. Ambrose
Title: Attorney-in-Fact

Page 10 of 13 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
ACE AVIATION HOLDINGS INC

A.  Transactions for the account of West Face Long Term Opportunities Master Fund L.P.:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
October 10, 2008	PURCHASE	1,138,200	$4.68 CAD

B.  Transactions for the account of West Face Long Term Opportunities (USA) Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
October 10, 2008	PURCHASE	561,500	$4.68 CAD

Page 11 of 13 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated November 28, 2008 by and among West Face Capital Inc., Gregory A. Boland, Paloma International L.P. and S. Donald Sussman	12

B	Power of Attorney for S. Donald Sussman	13

Page 12 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock – Class A Variable of Ace Aviation Holdings Inc. dated as of November 28, 2008 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: November 28, 2008	WEST FACE CAPITAL INC

By: /s/ John Maynard
Name: John Maynard
Title: Chief Financial Officer

Date: November 28, 2008	GREGORY A. BOLAND

By: /s/ Gregory A. Boland

Date: November 28, 2008	PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., its General Partner

By: /s/ Douglas W. Ambrose
Name: Douglas W. Ambrose
Title: Vice President

Date: November 28, 2008	S. DONALD SUSSMAN
By: /s/ Douglas W. Ambrose
Name: Douglas W. Ambrose
Title: Attorney-in-Fact

Page 13 of 13 Pages

EXHIBIT B

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of May 9, 2006.

/s/ S. Donald Sussman
S. Donald Sussman

ACKNOWLEDGEMENT IN CONNECTICUT

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:

On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Diane R. Erickson (signature and office of individual taking acknow/edgement)

DIANE R. ERICKSON
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2011